Howard & Majewski LLP

June 19, 2013

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aberdeen Investment Funds (the “Trust”) and its respective series:

Aberdeen Select International Equity Fund (“Select International Equity Fund”)

Aberdeen Select International Equity Fund II (“Select International Equity Fund II”)

Aberdeen Total Return Bond Fund (“Total Return Bond Fund”) and

Aberdeen Global High Income Fund (“Global High Income Fund”)

— File nos. 33-47507, 811-6652

and

Aberdeen Global Select Opportunities Fund Inc. (the “Global Select Opportunities Fund”)

— File Nos. 333-111901, 811-6017

Dear Ms. Rossotto:

This letter is in response to the comments provided via telephone conference on May 24, 2013 to Post-Effective Amendment No. 63 to the Trust’s registration statement and Post-Effective Amendment No. 22 to the Global Select Opportunities Fund’s registration statement, each filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on May 22, 2013.  The comments provided by the SEC and the responses of the Trust and the Global Select Opportunities Fund (each a “Registrant” and together the “Registrants”) are listed below:

PROSPECTUS

1.                                      Comment: For each Fund that discloses that it may use derivatives to achieve its investment goal, please confirm that the Funds have been using the market value of those investments to meet the 80% test.

Response: The Registrants confirm that the Funds use the market value of the instruments for purposes of the 80% name test and not the net-notional value.

2.                                      Comment: In the last paragraph under the section entitled “Principal Strategies” for the Select International Equity Fund, Select International Equity Fund II and Global Select Opportunities Fund, please clarify what is meant by the reference to standard financial ratios and the reference to relevant universe.

Response: To clarify these two phrases, the Registrant will replace the sentence that contained these phrases with the following:

In the price filter, the investment team assesses the value of a company relative to its market price and to valuations of similar companies. The investment team seeks to value the company both in absolute and relative terms looking at a range of common data, for example, PEG/PEs, dividend yields, and net asset value. Which metric(s) is most relevant depends on the type of business the investment team is researching and, equally, where the business is in the economic cycle.

3.                                      Comment: In the fourth bullet under the section entitled “Principal Strategies” with regard to the Total Return Bond Fund, please explain what is meant by duration of no less than zero years in absolute terms.  Also, please add an example of duration by showing what would happen to the Fund’s NAV if interest rates increase or decrease by 1%.

Response: In “absolute terms” means that the duration is not relative to the Barclays Capital US Aggregate Bond Index as it is on the upper boundary.  With respect to an example of duration, it would be very difficult to quantify a NAV impact given the suggested parameters.  The Registrants will add the following language to the end of the paragraph:

A fund with a shorter average portfolio duration will be less sensitive to changes in interest rates than a fund with a longer average portfolio duration.  As a result,  if interest rates rise, for example, and the average portfolio duration is shorter, the impact to the NAV will be minimized.

4.                                      Comment: In the section entitled “Principal Strategies” with regard to the Total Return Bond Fund and Global High Income Fund, it states that there was 0% invested in derivatives excluding foreign exchange contracts.  Please confirm that derivatives remain a principal investment strategy for the Total Return Bond Fund and Global High Income Fund. Please explain the rationale for excluding foreign exchange contracts.  In the response letter, please indicate the percentage of each Fund’s net assets that is invested in foreign exchange contracts.  If appropriate, please add this disclosure to prospectus.

Response: The Registrants confirm that derivatives remain a principal strategy of the Total Return Bond Fund and Global High Income Fund.  The Funds have excluded foreign exchange contracts from the calculation of the percentage held in derivatives because they are used for currency hedging purposes only, they are viewed as a placeholder for cash and they do not require collateral like other over-the-counter derivatives.  The percentage of each Fund’s net assets invested in foreign exchange contracts is 0.09% for the Global Select Opportunities Fund, 0.05% for the Total Return Bond Fund, 0.43% for the Global High Income Fund, 0.38% for the Select International Equity Fund, and 0.40% for the Select International Equity Fund II.

5.                                      Comment: With regard to the addition of “Global” to the name of the Global Select Opportunities Fund, please explain how the Fund’s investments are tied economically to global markets.  Even though global funds are not subject to the 80% names test, there is an expectation that investments will be made in a number of countries throughout the world.  Please add disclosure to indicate that the Global Select Opportunities Fund will invest in a number of countries throughout the world.

Response:  The Registrants will add the following information as the third paragraph under the section entitled “Principal Strategies” and the second paragraph under the section entitled “Fund

Strategies and Risks — Principal Investment Strategies” with regard to the Global Select Opportunities Fund:

Under normal market conditions, the Fund will invest significantly (at least 40% — unless market conditions are not deemed favorable by the Adviser in which case the Fund would invest at least 30%) in companies organized or having their principal place of business outside the U.S. or doing a substantial amount of business outside the U.S.  Under normal conditions, the Fund invests in securities from at least three different countries.

6.                                      Comment: In the section entitled “Principal Investment Strategies” for each of the Funds, please revise the last sentence of the paragraph with regard to derivatives to clarify that the Fund is not operated in a way to cause the Adviser to register as a commodity pool operator.

Response:  The Registrants will revise the sentence as follows:

The Adviser has informed the Board of the Fund that it will invest and market the Fund according to guidelines that will not require the Adviser to register under the U.S. Commodities Exchange Act and be subject to the regulations of the U.S. Commodity Futures Trading Commission with respect to the Fund.

7.                                      Comment: In the fifth paragraph under the section entitled “Principal Investment Strategies” with regard to the Total Return Bond Fund, please add an example of duration by showing what would happen to the Fund’s NAV if interest rates increase or decrease by 1%.

Response: The Registrants will revise the paragraph to add the following language to the end:

A fund with a shorter average portfolio duration will be less sensitive to changes in interest rates than a fund with a longer average portfolio duration.  As a result,  if interest rates rise, for example, and the average portfolio duration is shorter, the impact to the NAV will be minimized.

8.                                      Comment: In the section entitled “Fund Strategies and Risks” with regard to the Global Select Opportunities Fund, please confirm that the Fund should be listed as the Global Select Opportunities Fund.

Response:  The Registrants confirm that the Fund should be listed as the Global Select Opportunities Fund and will revise the references accordingly.

9.                                      Comment: In the definition of emerging market securities within the section entitled “Fund Strategies and Risks — Security Types” with regard to the Total Return Bond Fund and Global High Income Fund, the disclosure indicates that the Funds consider an instrument to be economically tied to an emerging market country if the issuer or guarantor is organized under the laws of an emerging market country.  This test for emerging markets securities is not sufficient on its own.  Please delete this prong of the test or revise to add additional criteria.

Response: The Registrants will revise the first paragraph as follows:

Emerging market securities. The Total Return Bond Fund and Global High Income Fund generally consider an instrument to be economically tied to an emerging market country because the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government)

or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, the Funds generally consider such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries.

10.                               Comment: In the section entitled “Fund Strategies and Risks — Risks of Investing in the Funds”, there is a Bank Loan Risk.  Please confirm that the investment in bank loans is a principal investment strategy for one of the Funds.

Response: The Registrants confirm that the investment in bank loans is a principal strategy of the Global High Income Fund.

STATEMENT OF ADDITIONAL INFORMATION

11.                               Comment:  With regard to Interests in Publicly Traded Limited Partnership Interests in the section entitled “Common Investment Strategies”, please include relevant disclosure in the registration statement to the extent that any distribution would be characterized as a return of capital.

Response: We respectfully decline the comment.  While distributions from publicly traded limited partnerships are returns of capital to the fund, that classification does not flow through to the fund shareholders.  We are concerned that including disclosure of the tax consequences at the fund level with respect to its investments that do not have the same tax impact to shareholders will cause confusion for shareholders.  The tax consequences to shareholders with respect to their investment in the fund are included in the tax sections of the prospectus and SAI.

12.                               Comment: With regard to Loan Participations and Assignments in the section entitled “Common Investment Strategies”, please explain the statement below and its relation to the concentration policy.  Please explain how the statement relates to the Funds’ fundamental investment restrictions.  Please include a statement or explanation immediately following the Funds’ fundamental investment restrictions.

For purposes of a Fund’s concentration limits, a Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund.

Response: There is a direct relationship between corporate borrowers and the concentration limit.  For example, if the corporate borrower were General Motors, the 25% industry limit for autos would be impacted.  The Registrants will add the following disclosure as the second paragraph under the sub-section entitled “All Funds” within the section entitled “Investment Limitations”:

For purposes of a Fund’s concentration limits in classifying the relevant industry for loan assignments, the Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between a Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as “issuers.” Treating a financial intermediary as an issuer of indebtedness may restrict a Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

13.                               Comment: In the sub-section entitled “Expense Limitation Agreements” within the section entitled “Investment Advisory and Other Services — Investment Adviser”, please clarify that expenses are only reimbursed if the expenses do not exceed the expense limitation at the time of the waiver.  With regard to each Fund with an expense limitation agreement in place, please confirm that the prospectus discloses that the Funds have agreed to repay the Adviser for expenses reimbursed to the Funds provided that repayment does not cause these Funds’ annual operating expenses to exceed the expense limitation and that such repayment must be made within three years after the expense is incurred.

Response: The Registrants confirm that the prospectus discloses that the Funds provided that repayment does not cause these Funds’ annual operating expenses to exceed the expense limitation and that such repayment must be made within three years after the expense is incurred.  The Registrants will revise the first paragraph under the sub-section entitled “Expense Limitation Agreements” within the section entitled “Investment Advisory and Other Services — Investment Adviser” as follows:

Pursuant to various Expense Limitation Agreements, the Adviser has agreed to reimburse certain expenses of the Total Return Bond Fund, Global High Income Fund and Global Select Opportunities Fund, so that the total annual operating expenses of the Funds are limited to certain basis points of the average daily net assets of each Fund, as specified in the table below minus any Acquired Fund Fees and Expenses, which are expenses directly borne by the Funds through investments in certain pooled investment vehicles.  This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. These Funds have agreed to repay the Adviser for expenses reimbursed to the Funds provided that repayment does not cause these Funds’ annual operating expenses to exceed the expense limitation that was in effect at the time the Adviser reimbursed the expenses. Any such repayment must be made within three years after the year in which the Adviser incurred the expense. The Expense Limitation Agreement may only be terminated by the Boards. The Expense Limitation Agreement for each Fund will be in effect through February 28, 2014.

Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

Thomas Majewski

EXHIBIT

June 19, 2013

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aberdeen Investment Funds (the “Trust”) and its respective series:

Aberdeen Select International Equity Fund (“Select International Equity Fund”)

Aberdeen Select International Equity Fund II (“Select International Equity Fund II”)

Aberdeen Total Return Bond Fund (“Total Return Bond Fund”) and

Aberdeen Global High Income Fund (“Global High Income Fund”)

— File nos. 33-47507, 811-6652

and

Aberdeen Global Select Opportunities Fund Inc. (the “Global Select Opportunities Fund”)

— File Nos. 333-111901, 811-6017

Dear Ms. Rossotto:

In connection with Post-Effective Amendment No. 63 to the Trust’s registration statement and Post-Effective Amendment No. 22 to the Global Select Opportunities Fund’s registration statement, each filed on Form N-1A on May 22, 2013 (together the “Registration Statements”), the Trust and the Global Select Opportunities Fund (together the “Registrants”) hereby acknowledge that:

•                  the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Registration Statements;

•                  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statements reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statements; and

•                  the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,

Thomas Majewski